Exhibit 21

Subsidiaries of the Registrant

Subsidiary	Jurisdiction
Kitara Media, LLC	Delaware
New York Publishing Group, Inc.	Delaware
Health Guru Media, Inc.	Delaware

Each of these subsidiaries is wholly-owned by the Registrant.  Omitted from the table are those subsidiaries which are not significant subsidiaries and in the aggregate would not constitute a significant subsidiary.